Filed by Iron Mountain Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Iron Mountain Incorporated (Commission File No.: 1-13045)
Iron Mountain REIT, Inc.

REIT Conversion to Enhance Stockholder Returns July 15, 2014

Safe Harbor Language and Reconciliation of Non-GAAP Measures Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws and is subject to the safe-harbor created by such Act. Forward-looking statements include our financial performance outlook and shareholder returns in 2014 through 2016 and statements regarding our operations, economic performance, financial condition, goals, beliefs, future growth strategies, investment objectives, plans and current expectations, such as our conversion to a REIT and the anticipated benefits of such conversion, including the opportunity to create value by acquiring leased space, our potential for a broadened investor base and enhanced valuations and the estimated range of our remaining special distribution and our ordinary dividends. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors. When we use words such as "believes," "expects," "anticipates," "estimates" or similar expressions, we are making forward-looking statements. You should not rely upon forward-looking statements except as statements of our present intentions and of our present expectations, which may or may not occur. Although we believe that our forward-looking statements are based on reasonable assumptions, our expected results may not be achieved, and actual results may differ materially from our expectations. Important factors that could cause actual results to differ from our other expectations include, among others: (i) the actual 2014 Special Distribution and our expected ordinary dividends may be materially different from our estimates; (ii) the cost to comply with current and future laws, regulations and customer demands relating to privacy issues; (iii) the impact of litigation or disputes that may arise in connection with incidents in which we fail to protect our customers' information; (iv) changes in the price for our storage and information management services relative to the cost of providing such storage and information management services; (v) changes in customer preferences and demand for our storage and information management services; (vi) the adoption of alternative technologies and shifts by our customers to storage of data through non-paper based technologies; (vii) the cost or potential liabilities associated with real estate necessary for our business; (viii) the performance of business partners upon whom we depend for technical assistance or management expertise outside the U.S.; (ix) changes in the political and economic environments in the countries in which our international subsidiaries operate; (x) claims that our technology violates the intellectual property rights of a third party; (xi) changes in the cost of our debt; (xii) the impact of alternative, more attractive investments on dividends; (xiii) our ability or inability to complete acquisitions on satisfactory terms and to integrate acquired companies efficiently; (xiv) other trends in competitive or economic conditions affecting our financial condition or results of operations not presently contemplated; and (xv) other risks described more fully in our Annual Report on Form 10-K filed on February 28, 2014 under “Item 1A. Risk Factors” and other documents that we file with the SEC from time to time. Except as required by law, we undertake no obligation to release publicly the result of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Reconciliation of Non-GAAP Measures: Throughout this presentation, Iron Mountain will be discussing Adjusted Operating Income Before Depreciation, Amortization and Intangible Impairments (Adjusted OIBDA), Free Cash Flows Before Acquisitions & Discretionary Investments (FCF), Adjusted Earnings Per Share from Continuing Operations (Adjusted EPS), Funds From Operations (NAREIT), FFO (Normalized) and Adjusted Funds From Operations (AFFO), which do not conform to accounting principles generally accepted in the United States (GAAP). For additional information and the reconciliation of these measures to the appropriate GAAP measure, as required by Securities and Exchange Commission Regulation G, please see Q1 2014 Results and Definitions of this presentation or access the Supplemental Docs link on the Financial Information page of the Investors page of the Company’s website under “Financial Data” at www.ironmountain.com.

Investment Highlights Durable business with stable growth and upside potential REIT enhances stockholder benefits and drives returns Normalized FCF covers dividend and supports growth investments Opportunity to increase real estate ownership Attractive relative valuation

Diversified Global Business $3B annual revenues >155,000 customers Serving 95% of Fortune 1000 67MM SF of real estate in >1,000 facilities Compelling Customer Value Proposition Reduce costs and risks of storing and protecting information assets Broadest range of footprint and services Most trusted brand Leading Global Presence 36 Countries 5 Continents

Large & growing 59% of revenues ($1.8B) 4% constant dollar growth GDP correlated & inflation hedged Diversified customer base No customer >2% of total revenues Low customer turnover (<2% per annum) Strong value proposition with related services Long average life of a box in storage (~15 yrs)1 Storage Rental Stream is Key Economic Driver (1) Based on annual volume churn rate of ~7% 25 Consecutive Years of Storage Rental Growth $1,785 2013 Storage Rental ($MM)

Strategy to Extend Durability of Business Speed and Agility Simplification, Process Automation and Efficiency Developed Markets Drive Profitable Revenue Growth; Grow Tape and Cube Volume Strategic Plan Emerging Markets Expand and Leverage Emerging Businesses Identify, Incubate, Scale or Scrap Organization and Culture Organizational Capabilities, Talent and Processes CORE PILLARS ENABLERS

Low-volatility, Moderate Growth with Attractive Yield 2013 excludes restructuring charges ROIC 9.7% 10% - 11% Avg. Inv. Capital ~$5.5B ~$6.3B ($MM) +4% CAGR

REIT Enhances Stockholder Benefits and Drives Returns Began operating in manner consistent with REIT effective 1/1/2014 REIT structure aligns with operating strategy Capital allocation as a REIT to include real estate acquisitions Significant stockholder benefits from REIT structure Next Steps as a REIT and 2014 Guidance

Able to execute strategy within REIT framework Significant global real estate footprint – over 1,000 facilities in 67MM square feet worldwide Successfully structured the business to deliver services and aligned international businesses within structure REIT Structure Aligns with Operating Strategy

Storage Rental Revenue is Stable Throughout Cycles Source: Benchmark data provided by Green Street Advisors IRM average internal storage rental revenue growth

"Enterprise Storage" Compares Favorably

	Iron Mountain	Self-storage	Industrial
North America annual rental revenue/SF	$27.00	$13.80	$5.50
Tenant Improvements/SF	N/A	N/A	$1.96
CapEx(1)	~7%	5.3%	12%
Average lease term	Large customers: 3 Yrs. Small customers: 1 Yr.	Month-to-Month	~4-6 yrs.
Customer retention	~98%	~85%	~75%
Customer concentration	Very low	Very Low	Low
Customer type	Business	Consumer	Business
Non-Real Estate %(2)	30%	20%	10%
Stabilized Occupancy (building & racking utilization)	Building: 80% to 85% Racking: 90% to 95%	90%	93%
Operating Margin(3)	Storage: 70% - 75%	68%	70%

(1) IRM CapEx includes maintenance, racking and leasehold improvements as a percentage of revenue; excludes real estate purchases, IT investment and REIT conversion costs. Comps represent recurring CapEx as a percentage of NOI. Excludes leasing commissions.
(2) Non-Real Estate % for IRM is as a % of Total Adj. OIBDA. Comps are as a % of Assets.
(3) Operating margin for IRM is storage gross margin.
Source: Company estimates and filings. Benchmark data provided by Green Street Advisors and J.P. Morgan

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High-Return Storage Rental Business Creates Significant Value

Illustrative North America RM Storage Annual Economics[1] (per square foot, except for ROIC)	
Investment	
Customer acquisition	$ 42
Building and outfitting	54
Racking structures	54
Total investment	**$ 150**
Storage Rental Income	
Storage rental revenue	$ 27
Direct operating costs	(3)
Allocated field overhead	(3)
Storage rental income	**$ 21**
Pre-Tax Storage Rental ROIC[2]	**~14%**

(1) Reflects average portfolio pricing and assumes an owned facility
(2) Includes maintenance CapEx, assumed at 2% of revenue

High storage rental revenues per square foot

Storage rental value creation drivers

- Facility design expertise
- Network utilization
- Portfolio management of multiple tenants
- Related services

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2014 Capital Allocation Impacted by Several REIT Conversion-related Items, as Anticipated …

Cash Available for Dividends and Investment ($MM)		2014[(1)]
Adjusted OIBDA		~$930
Add: Other Non-Cash Items & Adjustments		~$40
Less: Interest		~$270
Cash Taxes (run rate)		~$65
Cash Tax D&A Recapture Payment		~$85
Maintenance CapEx		~$90
Other (non-Real Estate) CapEx		~$50
Customer Acquisition Costs		~$30
REIT Conversion & Restructuring Costs		~$30
Cash Available for Dividends and Investment		$350
Shareholder Payouts:		**$540**
Ordinary Dividends:	~$410M	
Special Distribution Cash:	~$130M	
Core Real Estate: Growth racking, Building & Leasehold improvements:		~ $ 110
Net Cash Subtotal		~($300)
Other Real Estate: Building Purchases and Data Center		~ $ 90
Acquisitions		~$200
Net cash flow funded by incremental borrowing and/or potential equity proceeds		~($590)

(1) Represents midpoints of ranges. Line items in red represent one-time costs in 2014.

~$2.4B of cash returned to shareholders 2010 - 2014

Borrowing on revolving credit facility related to:

- Cash portion of $650MM Special Distribution ($130MM cash)
- Tax recapture payments in 2014

Incremental borrowing and/or potential equity proceeds to support pipeline of attractive, accretive investment opportunities

REIT conversion costs in 2015 and beyond will be modest

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…however, Normalized, Growing Cash Flows Support Capital Allocation Strategy

Cash Available for Dividends and Investment ($MM)	Normalized 2014[1]	Normalized 2015[2]
Adjusted OIBDA	$930	$965
Add: Other Non-Cash Items & Adjustments	~$40	~$40
Less: Interest	~$260	~$260
Cash Taxes (run rate)	~$60	~$65
Maintenance CapEx	~$90	~$90
Other (non-Real Estate) CapEx	~$50	~$45
Customer Acquisition Costs	~$30	~$30
Cash Available for Dividends and Investment	$480	$515
Ordinary Dividends[3]	~$410	~$410
Core Real Estate: Racking, Building & Leasehold Improvements	~$110	~$100
Net cash after ordinary dividends and core RE inv.:	~($40)	~$5
Other Real Estate: Building Purchases and Data Center	~$ 90	~$ 90
Core Acquisitions	~$200	~$150
Net cash flow funded by incremental borrowing and/or potential equity proceeds	~($330)	~($235)

Ordinary dividend and core real estate investment covered by Free Cash Flow

Data Center business, opportunistic Real Estate purchases and acquisitions funded by incremental borrowing at targeted leverage ratio and/or potential equity proceeds

Growth in OIBDA and Free Cash Flow may allow for some de-levering

(1) Normalized amounts exclude REIT conversion costs, restructuring costs and cash portion of special distribution shown on page 13
(2) Not intended to represent specific projections for 2015. Adjusted OIBDA in line with 4% CAGR growth implied by Strategic Plan as shown on page 7
(3) Based on 2014 midpoint of ordinary dividend range for illustrative purposes

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Acquisition opportunity of $700MM to $1B over 10-year timeframe Solid investment return potential Reduces borrowing costs over time Supports REIT Asset Test Higher real estate residual value Real Estate Acquisition a Potential Use of Capital Potential $2.5B - $3.0B Purchase Universe

Global Real Estate Portfolio Note: numbers may not foot due to rounding As of 3/31/14 Buildings Sq. Ft. Buildings Sq. Ft. Buildings Sq. Ft. North America 182 19,395 504 30,970 686 50,365 Europe 49 2,412 208 7,427 257 9,839 Latin America 39 1,915 51 2,855 90 4,770 Asia Pacific 2 51 69 2,199 71 2,250 International 90 4,379 328 12,481 418 16,860 Total 272 23,774 832 43,451 1,104 67,224 Total Leased Facilities Owned Facilities Owned Facilities Leased Facilities Total

REIT Provides Significant Stockholder Benefits

Pro Forma REIT Metrics[1]

$MM (except per share data)	2014
FFO Normalized	$435 - $485
FFO Normalized/share[2]	$2.25 - $2.51
AFFO	$555 - $605
Dividends[3]	$400 - $420
Dividends/share[2]	$2.07 - $2.18

(1) Excludes $130MM cash portion of the 2014 special distribution and ~$85mm tax D&A recapture payment
(2) Based on 193MM shares outstanding
(3) Includes ~$70MM benefit from book / tax difference for depreciation associated with racking. Exclusive of Special Distribution

Higher dividends over time supported by:

- US federal and state income tax savings
- Higher distributable income due to lower tax vs. book D&A
- Both US and international storage rental (QRS) income

Potential to create value and reduce financing costs through acquisition of select leased facilities

Potential to expand investor base through higher yield and attractive business characteristics

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Distributions paid in Jan, April, July, and October 2014 should be reported as ordinary dividends in 2014 $400mm - $420mm expected dividends paid in 2014 Jan 2015 distribution (if declared in 2014) will also be included and reported in part, and perhaps in whole, as a 2014 distribution for both IRM and stockholders under REIT tax rules For 2014, IRM stockholders should report: $400mm - $420mm quarterly distributions PLUS Special Distribution Under IRS rules, historical C-Corp earnings and profits need to be distributed prior to any REIT distributions Character of each distribution to stockholders (including qualified vs non-qualified ordinary distributions) will vary, depending upon each stockholder’s specific situation, final amounts distributed, and the final characterization of such distributions at year-end, among other factors Mid-year Conversion Results in Catch-up Distribution Declaration Date Paid Date Distribution Amount Cash Amount Stockholder Tax Reporting Dec 16, ‘13 Jan 15, ‘14 $52mm $52mm 2014 Mar 14, ‘14 Apr 15, ‘14 $52mm $52mm 2014 May 28, ‘14 Jul 15, ‘14 $52mm $52mm 2014 Sept ‘14 Oct ‘14 $244mm - $264mm $244mm -$264mm 2014 Dec ‘14 Jan ‘15 2014 Special Distribution Q3 or Q4 2014 $600mm - $700mm $120mm -$140mm 2014

Target Range Stockholder Payouts, REIT Costs & Distributions Have Temporarily Increased Leverage $MM 2010 - 11 2012 2013 2014 E Total Share Repurchases $1,097 $38 — — $1,135 Quarterly Dividends(3) $211 $179 $207 $400 - $420 $997 - $1,017 Special Div./Dist. — $140 — $120 - $140 $260 - $280 Total Cash $1,308 $357 $207 $520 - $560 $2,392-$2,432 Special Stock Dist. — $560 --- $480 - $560 $1,040-$1,120 Total Value Distributed to Shareholders $1,308 $917 $207 $1,000-$1,120 $3,432-$3,552 Other Expenditures (1) — $127 $159 $109-$139 2010 - 2014 Estimated Distributions ($MM) Represents REIT conversion costs As defined under company’s senior credit facility, assumes no equity issuances 2010 – 2013 on cash basis. 2014 on accrual basis consistent with REIT requirements. Net Lease Adjusted Leverage Ratio(2)

Required PLRs and unanimous board approval received Will elect REIT status for 2014 Will file registration statement and hold special meeting for stockholder approval of typical REIT ownership limitations Regular distribution of $400MM - $420MM Remaining Special Distribution of ~$600MM - $700MM to be distributed by year end 20% cash / 80% stock expected December distribution declaration paid in January 2015 will be reported in part, and perhaps in whole, as a 2014 distribution for IRM and stockholders What’s Next with the REIT? Cash Stock Total Regular Distribution $410 — $410 Special Distribution $130 $520 $650 Total $540 $520 $1,060 2014 Expected Payouts (midpoints of ranges)

Appendix

2014 – Adjustments to Guidance for REIT ($MM)) Initial Guidance C$ Growth Adjusted Guidance(1) C$ Growth Operating Performance Revenues $3,090 - $3,170 2% - 4%(2) $3,090 - $3,170 2% - 4%(2) Adjusted OIBDA(3) $930 - $960 2% - 5% $915- $945 0% - 3% Adjusted EPS(3) – FD $1.03 - $1.14 $1.37 – $1.52(4) Cash Flow Free Cash Flow (ex: RE) $300 - $340 $350 - $390 FFO [Normalized] $435 - $485 AFFO $555 - $605 Capital Allocation Ordinary Dividends ~$207 $400 - $420 Real Estate Investments $190 - $210 Real Estate Purchases $90M Real Estate $45 - $55 Data Centers $35 - $45 Racking & Building Improvements $245M Capex $100 - $120 Maintenance Capex $80 - $100 Other Capex $40 - $60 Acquisitions $190 - $210 Adjusted to reflect planned conversion to a REIT in 2014 Includes 0% - 2% internal revenue growth Excludes approximately $6 million of charges related to the company’s organizational realignment. Adj Guidance includes on-going REIT compliance costs of approximately $15 million Assumes 193 million shares outstanding

REIT Supported By Strong Cash Flow FFO 2014 Pro forma Estimate* Net income attributable to Iron Mountain (pro forma) $ 250 Real estate depreciation 180 (Gain) Loss on disposal/write-down of PP&E ---- FFO (NAREIT) $ 430 REIT Costs 30 Normalized FFO (Iron Mountain) $ 460 AFFO 2014 Pro forma Estimate* Normalized FFO (Iron Mountain) $ 460 Non-real estate depreciation 120 Amortization expense (including deferred financing costs) 55 Rent normalization 5 Stock option compensation expense 30 Business support CapEx (maintenance) (90) AFFO $ 580 *Metrics represent approximate midpoint of the estimated range ($MM)

REIT Conversion Costs In Line with Expectations $MM FY 2012 FY 2013 Q1 2013 Q1 2014 Remainder of 2014 Outlook Total Operating Expense $34 $83 $25 $8 $20 -- $30 $145 - $155 Capital Expense $13 $23 $6 $2 $2 -- $7 $40 - $45 Total $47 $106 $31 $10 $22 -- $37 $185 - $200 Tax Payment Related to D&A Recapture $80 $53 -- -- $77 -- $92 $210 - $225 Annual on-going REIT compliance expenses would be approximately $15 million

Iron Mountain valuation and REIT comparables Price/2014E FFO Normalized Price/2015E FFO Normalized Price/2014E AFFO Price/2015E AFFO 9.0x 11.3x Industrial Self Storage Non-Traditional Industrial Self Storage Non-Traditional Industrial Self Storage Non-Traditional Industrial Self Storage Non-Traditional Note: Market data as of 5/9/2014 Current IRM multiple Source: J.P. Morgan

Q1 2014 Results and Definitions

Financial Highlights Q1 2013 Q1 2014 % Change YTD 2013 YTD 2014 % Change Storage Rental $442,469 $458,889 3.7% $442,469 $458,889 3.7% Service Revenue 304,562 311,237 2.2% 304,562 311,237 2.2% Total Revenue 747,031 770,126 3.1% 747,031 770,126 3.1% Gross Margin $425,955 $434,981 2.1% $425,955 $434,981 2.1% Gross Margin % 57.0% 56.5% -50 bps 57.0% 56.5% -50 bps Adjusted OIBDA $227,476 $228,524 0.5% $227,476 $228,524 0.5% Adjusted OIBDA % 30.5% 29.7% -80 bps 30.5% 29.7% -80 bps Adjusted EPS $0.27 $0.26 (3.7)% $0.27 $0.26 (3.7)% FFO (Normalized) per Share $0.46 $0.36 (21.7)% $0.46 $0.36 (21.7)% Dividends per Share $0.27 $0.27 0.0% $0.27 $0.27 0.0% Fully-diluted Shares Outstanding 192,110 193,069 0.5% 192,110 193,069 0.5% Capital Expenditures 1 Real Estate Investment 41,597 40,729 (2.1)% 41,597 40,729 (2.1)% Maintenance Real Estate Related 7,901 5,851 (25.9)% 7,901 5,851 (25.9)% Non-Real Estate Related 4,641 4,245 (8.5)% 4,641 4,245 (8.5)% Other 2 10,437 10,514 0.7% 10,437 10,514 0.7% Total 64,576 61,339 (5.0)% 64,576 61,339 (5.0)% 1 Excludes CapEx related to the Company’s REIT conversion 2 Includes CapEx related to Computer Hardware/Software, Data Labor, Auto/Trucks, Furniture & Fixtures, DP and Shred Containers

Components of Year-over-Year Revenue Growth Revenue Growth Rates Reported 3.7% 2.2% 3.1% 3.7% 2.2% 3.1% Impact of FX Rate Changes and Adjustments (1.6)% (1.6)% (1.6)% (1.6)% (1.6)% (1.6)% Constant Currency 5.3% 3.8% 4.7% 5.3% 3.8% 4.7% Impact of Acquisitions and Dispositions 4.0% 4.5% 4.2% 4.0% 4.5% 4.2% Internal Growth Rate 1.4% (0.7)% 0.5% 1.4% (0.7)% 0.5% Total Revenue Q1 2014 2014 YTD Storage Rental Revenue Service Revenue Total Revenue Storage Rental Revenue Service Revenue Net Volume Growth Rate Year-Over-Year Net Volume Growth Rates (Records Management Only)

Operating Performance

	Q1 Results [3]		% Growth				
	Q1 2013	Q1 2014	Reported	Impact of FX Rate Changes and Adjustments	Constant Currency	Impact of Acquisitions and Dispositions	Internal Growth
NA Records and Information Management							
Storage Revenue	$263,999	$268,523	1.7%	(1.3)%	3.0%	(3.3)%	(0.3)%
Service Revenue	176,016	177,609	0.9%	(1.3)%	2.2%	(3.3)%	(1.1)%
Total Revenue	$440,015	$446,132	1.4%	(1.3)%	2.7%	(3.3)%	(0.6)%
Adjusted OIBDA	162,828	167,409					
Adjusted OIBDA Margin %	37.0%	37.5%					
NA Data Management							
Storage Revenue	$59,712	$60,984	2.1%	(0.6)%	2.8%	(0.4)%	2.3%
Service Revenue	39,115	35,740	(8.6)%	(0.6)%	(8.0)%	(0.7)%	(8.7)%
Total Revenue	$98,827	$96,724	(2.1)%	(0.6)%	(1.5)%	(0.5)%	(2.0)%
Adjusted OIBDA	59,417	54,268					
Adjusted OIBDA Margin %	60.1%	56.1%					
International							
Storage Revenue	$115,442	$126,574	9.6%	(3.0)%	12.7%	(7.5)%	5.2%
Service Revenue	89,111	97,856	9.8%	(3.0)%	12.8%	(8.7)%	4.1%
Total Revenue	$204,553	$224,430	9.7%	(3.0)%	12.8%	(8.0)%	4.7%
Adjusted OIBDA	47,898	58,763					
Adjusted OIBDA Margin %	23.4%	26.2%					
Corporate and Other							
Storage Revenue	$3,316	$2,808	(15.3)%	0.0%	(15.3)%	0.0%	(15.3)%
Service Revenue	$320	$32	(90.0)%	0.0%	(90.0)%	0.0%	(90.0)%
Total Revenue	$3,636	$2,840	(21.9)%	0.0%	(21.9)%	0.0%	(21.9)%
Adjusted OIBDA	(42,667)	(51,916)					

[1] Includes ~$6 million for the relocation of the Boston headquarters
[2] Includes ~$7 million for data center construction
[3] Excludes certain costs and expenditures associated with the Company's conversion to a REIT

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Balance Sheet ASSETS 12/31/2013 3/31/2014 Current Assets: Cash and Cash Equivalents 120,526 169,906 Restricted Cash 33,860 33,860 Accounts Receivable, Net 616,797 626,116 Other Current Assets 162,424 157,747 Total Current Assets 933,607 987,629 Property, Plant and Equipment: Property, Plant and Equipment at Cost 4,631,067 4,642,183 Less: Accumulated Depreciation (2,052,807) (2,080,397) Property, Plant and Equipment, Net 2,578,260 2,561,786 Other Assets, Net: Goodwill 2,463,352 2,466,001 Other Non-Current Assets, Net: 677,786 691,201 Total Other Assets, Net 3,141,138 3,157,202 Total Assets $6,653,005 $6,706,617 LIABILITIES AND EQUITY Current Liabilities: Current Portion of Long-Term Debt 52,583 55,084 Other Current Liabilities 906,518 812,766 Total Current Liabilities 959,101 867,850 Long-Term Debt, Net of Current Portion 4,119,139 4,288,605 Other Long-term Liabilities 516,931 498,991 Total Long-term Liabilities 4,636,070 4,787,596 Total Liabilities $5,595,171 $5,655,446 Equity Total Stockholders' Equity 1,047,338 1,042,818 Noncontrolling Interests 10,496 8,353 Total Equity 1,057,834 1,051,171 Total Liabilities and Equity $6,653,005 $6,706,617

Consolidated Statement of Operations

	Q1 2013	Q1 2014	% Change	YTD 2013	YTD 2014	% Change
Revenues:						
Storage Rental	$442,469	$458,889	3.7%	$442,469	$458,889	3.7%
Services	304,562	311,237	2.2%	304,562	311,237	2.2%
Total Revenues	**$747,031**	**$770,126**	**3.1%**	**$747,031**	**$770,126**	**3.1%**
Operating Expenses:						
Cost of Sales (Excluding Depreciation and Amortization)	$321,076	$335,145	4.4%	$321,076	$335,145	4.4%
Selling, General and Administrative	223,451	214,780	(3.9)%	223,451	214,780	(3.9)%
Depreciation and Amortization	80,201	86,433	7.8%	80,201	86,433	7.8%
Loss (Gain) on Disposal/Write-Down of PP&E, Net	(539)	(8,307)	n/a	(539)	(8,307)	n/a
Total Operating Expenses	**$624,189**	**$628,051**	**0.6%**	**$624,189**	**$628,051**	**0.6%**
Operating Income	**$122,842**	**$142,075**	**15.7%**	**$122,842**	**$142,075**	**15.7%**
Interest Expense, Net	63,182	62,312	(1.4)%	63,182	62,312	(1.4)%
Other Expense, Net	2,739	5,317	94.1%	2,739	5,317	94.1%
Income from Continuing Operations before Provision for Income Taxes	$56,921	$74,446	30.8%	$56,921	$74,446	30.8%
Provision (Benefit) for Income Taxes	38,571	31,725	(17.7)%	38,571	31,725	(17.7)%
Income from Continuing Operations	$18,350	$42,721	n/a	$18,350	$42,721	n/a
(Loss) Income from Discontinued Operations, Net of Taxes	2,184	(612)	n/a	2,184	(612)	n/a
Net Income	$20,534	$42,109	105.1%	$20,534	$42,109	105.1%
Less: Net Income Attributable to Noncontrolling Interests	1,148	442	(61.5)%	1,148	442	(61.5)%
Net Income to Iron Mountain	**$19,386**	**$41,667**	**114.9%**	**$19,386**	**$41,667**	**114.9%**
Earnings (Losses) per Share - Basic						
Income from Continuing Operations	$0.10	$0.22	120.0%	$0.10	$0.22	120.0%
Total Income (Loss) from Discontinued Operations	$0.01	$0.00	(100.0)%	$0.01	$0.00	(100.0)%
Net Income to Iron Mountain Incorporated	**$0.10**	**$0.22**	**120.0%**	**$0.10**	**$0.22**	**120.0%**
Earnings (Losses) per Share - Diluted						
Income from Continuing Operations	$0.10	$0.22	120.0%	$0.10	$0.22	120.0%
Total (Loss) Income from Discontinued Operations	$0.01	$0.00	(100.0)%	$0.01	$0.00	(100.0)%
Net Income to Iron Mountain Incorporated	**$0.10**	**$0.22**	**120.0%**	**$0.10**	**$0.22**	**120.0%**
Weighted Average Common Shares Outstanding - Basic	190,213	191,879	0.9%	190,213	191,879	0.9%
Weighted Average Common Shares Outstanding - Diluted	192,110	193,069	0.5%	192,110	193,069	0.5%

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Reconciliation of Net Income Attributable to IRM to Adjusted OIBDA 1 Includes Realized and Unrealized FX (Gains) Losses 2 Excludes Realized and Unrealized FX (Gains) Losses Q1 2013 Q1 2014 % Change YTD 2013 YTD 2014 % Change Net Income Attributable to Iron Mountain $19,386 $41,667 114.9% $19,386 $41,667 114.9% Add: Net Income from Noncontrolling Interests 1,148 442 (61.5)% 1,148 442 (61.5)% Loss (Income) from Discontinued Operations, Net of Taxes (2,184) 612 n/a (2,184) 612 n/a Provision for Income Taxes 38,571 31,725 (17.7)% 38,571 31,725 (17.7)% FX (Gains) Losses 1 3,565 6,438 80.6% 3,565 6,438 80.6% Other (Income) Expense 2 (826) (1,121) 35.7% (826) (1,121) 35.7% Interest Expense, Net 63,182 62,312 (1.4)% 63,182 62,312 (1.4)% Operating Income 122,842 142,075 15.7% 122,842 142,075 15.7% Loss (Gain) on Disposal/Write-Down of PP&E, Net (539) (8,307) n/a (539) (8,307) n/a Depreciation & Amortization 80,201 86,433 7.8% 80,201 86,433 7.8% REIT Costs 24,972 8,323 (66.7)% 24,972 8,323 (66.7)% Adjusted OIBDA $227,476 $228,524 0.5% $227,476 $228,524 0.5%

Reconciliation of Net Income Attributable to IRM to FFO & AFFO

	Q1 2013	Q1 2014	% Change	YTD 2013	YTD 2014	% Change
Net Income Attributable to Iron Mountain	**$19,386**	**$41,667**	**114.9%**	**$19,386**	**$41,667**	**114.9%**
Add:						
Real Estate Depreciation	42,851	46,264	8.0%	42,851	46,264	8.0%
(Gain) Loss on Disposal/Write-Down of PP&E, Net	(539)	(8,307)	n/a	(539)	(8,307)	n/a
FFO (NAREIT)	**$61,698**	**$79,624**	**29.1%**	**$61,698**	**$79,624**	**29.1%**
Add:						
FX (Gains) Losses [1]	3,565	6,438	80.6%	3,565	6,438	80.6%
Other (Income) Expense [2]	(826)	(1,121)	35.7%	(826)	(1,121)	35.7%
Deferred Tax Expense (Benefit)	(3,003)	(22,317)	n/a	(3,003)	(22,317)	n/a
(Loss) Income from Discontinued Operations, Net of Taxes	2,184	(612)	n/a	2,184	(612)	n/a
REIT Costs	24,972	8,323	(66.7)%	24,972	8,323	(66.7)%
FFO (Normalized)	**$88,590**	**$70,334**	**(20.6)%**	**$88,590**	**$70,334**	**(20.6)%**
Add:						
Non-Real Estate Depreciation	27,245	28,449	4.4%	27,245	28,449	4.4%
Amortization Expense [3]	12,016	13,626	13.4%	12,016	13,626	13.4%
Non-Cash Rent Expense (Income)	(2,074)	6,173	n/a	(2,074)	6,173	n/a
Stock Option Compensation Expense	5,710	7,141	25.1%	5,710	7,141	25.1%
Less:						
Maintenance Capex [4]	12,541	10,096	(19.5)%	12,541	10,096	(19.5)%
AFFO	**$118,946**	**$115,627**	**(2.8)%**	**$118,946**	**$115,627**	**(2.8)%**
Per Share Amounts (Fully Diluted Shares)						
FFO (NAREIT)	$0.32	$0.41	28.1%	$0.32	$0.41	28.1%
FFO(Normalized)	$0.46	$0.36	(21.7)%	$0.46	$0.36	(21.7)%

[1] Includes Realized and Unrealized FX (Gains) Losses
[2] Excludes Realized and Unrealized FX (Gains) Losses
[3] Includes deferred financing charges
[4] Represents total maintenance capital expenditures, including maintenance capital expenditures related to real estate and non-real estate assets; includes REIT-related spend

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Portfolio Utilization 1 Iron Mountain operates their storage operations to achieve a maximum utilization of between 94 – 98% to achieve maximum operating efficiency

Service Business Detail

	Q1 2013	Q1 2014	% Change	YTD 2013	YTD 2014	% Change
Service Operations by Product Line						
Records Management	151,851	158,314	4.3%	151,851	158,314	4.3%
Data Protection	53,282	50,503	(5.2)%	53,282	50,503	(5.2)%
Shredding	64,789	63,773	(1.6)%	64,789	63,773	(1.6)%
Other[1]	34,640	38,647	11.6%	34,640	38,647	11.6%
Total Service Revenue	**$304,562**	**$311,237**	**2.2%**	**$304,562**	**$311,237**	**2.2%**

	Q1 2013	Q1 2014	% Change	YTD 2013	YTD 2014	% Change
Service Revenues	$304,562	$311,237	2.2%	$304,562	$311,237	2.2%
Less: Terminations/Permanent Withdrawals	5,838	5,297	(9.3)%	5,838	5,297	(9.3)%
Adjusted Service Revenue	**$298,724**	**$305,939**	**2.4%**	**$298,724**	**$305,939**	**2.4%**
Service Expenses (including Rent)	205,238	221,706	8.0%	205,238	221,706	8.0%
Allocated Overhead	26,171	27,056	3.4%	26,171	27,056	3.4%
Total Service Adjusted OIBDA	**$67,316**	**$57,177**	**(15.1)%**	**$67,316**	**$57,177**	**(15.1)%**
Total Service Adjusted OIBDA %	**22.5%**	**18.7%**	**-380 bps**	**22.5%**	**18.7%**	**-380 bps**
Service Rent	1,415	2,275	60.9%	1,415	2,275	60.9%
Total Service Adjusted OIBDAR	**$68,731**	**$59,453**	**(13.5)%**	**$68,731**	**$59,453**	**(13.5)%**
Total Service Adjusted OIBDAR %	**23.0%**	**19.4%**	**-360 bps**	**23.0%**	**19.4%**	**-360 bps**

Our service revenue growth has been negatively impacted by declining activity rates as stored records are becoming less active. The amount of information available to customers through the Internet or their own information systems has been steadily increasing in recent years. As a result, while customers continue to store their records with us, they are less likely than they have been in the past to retrieve records for research purposes, thereby reducing service activity levels. While we expect this trend to continue through 2014, the rate of decline in service activity has begun to moderate in recent periods. In addition, our Shredding business includes both service fees and revenue from the sale of shredded documents to paper recyclers. Revenues from this business can be volatile, reflecting changes in the market price for sorted office paper.

[1] Includes DMS, Consulting, Intellectual Property Management, Fulfillment Services, Data Center Services, and Entertainment Services

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Customer Data YTD 2014 FY 2013 FY 2012 FY 2011 Customer Quality Metrics Volume Retention Rate (RM Global) 92.6% 92.6% 92.7% 92.6% Bad Debt Expense as a % of Consolidated Revenues 0.6% 0.4% 0.3% 0.3% Turnover Expenditures (Storage Only) Q1 2014 YTD 2014 Sales, Marketing & Account Management 32,506 32,506 Customer Acquisition Costs 8,158 8,158 Iron Mountain provides storage and information management services to more than 155,000 customers in 36 countries around the world. This high quality, diversified customer base comprising numerous industries and government organizations, includes more than 95% of the Fortune 1000. No single customer represents greater than 2% and our Top 20 customers have historically represented between 6% to 7% of consolidated revenues. Customer retention is consistently high with annual losses of less than 3% (on a volume basis) attributable to customer terminations. 1 Based on North America data only 2 No single vertical within ‘Other’ comprises greater than 1% of North America Revenue

Debt Schedule1 Debt, Net of Cash $4,173,783 Weighted Average Interest Rate 5.8% Weighted Average Maturity 6.5 years As of 3/31/14 1 Excludes mortgages

Capitalization

	Senior and Senior Subordinated Notes					
Issuance Date	1/15/07	9/20/11	8/13/13	8/10/09	8/13/13	8/7/12
Denomination	EUR	USD	CAD	USD	USD	USD
Exchange Rate (end of Quarter)	1.3768	1.0000	0.9051	1.0000	1.0000	1.0000
Original Principal Amount	€ 255,000	$400,000	CAD 200,000	$550,000	$600,000	$1,000,000
Principal Amount (End of Quarter)	€ 255,000	$400,000	CAD 200,000	$412,500	$600,000	$1,000,000
Yield (on Issue Date)	6.750%	7.750%	6.125%	8.375%	6.000%	5.750%
Maturity Date	10/15/18	10/1/19	8/13/21	8/15/21	8/15/23	8/15/24
Date Callable	10/15/13	10/1/14	8/15/18	8/15/14	10/15/18	8/15/17
Call Price	101.125	107.750	103.063	104.188	103.000	102.875
Balance Sheet Carrying Value	$349,854	$400,000	$181,020	$411,550	$600,000	$1,000,000

Revolving Credit Facility (as of 3/31/14)	
Capacity	$1,500,000
Outstanding	$1,108,536
Letters of Credit	$4,745
Remaining Capacity	$386,828
Interest Rate Spread (Prime)	1.25%
Interest Rate Spread (LIBOR)	2.25%
Weighted Average Interest Rate	2.69%
Maturity Date	6/11/16

Total Market Capitalization	
# of Shares Outstanding @ 3/31/14	191,921
Share Price @ 3/31/14	$27.57
Total Equity Value	$5,291,260
Debt, Net of Cash	$4,173,783
Total Market Capitalization Value	**$9,465,043**
Net Debt to Total Market Capitalization	44%
OIBDA to Interest Expense	3.7x
Total Market Capitalization Value to Adjusted OIBDA	10.0x



Lease Adjusted Leverage Ratio
6.0
5.0
4.0
3.0
2.0
4.7
5.0
5.1
2012
2013
2014

Debt Covenant Analysis

Metric	Limit	Current
Fixed Charge Ratio	≥ 1.5x	2.5x
Net Lease Adjusted Leverage	≤ 6.5x	5.1x
Net Secured Lease Adjusted Leverage	≤ 4.0x	2.5x

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Lease Obligations1 Weighted Average Remaining Lease Obligations (ex. Options) 5.8 years Weighted Average Remaining Lease Obligations (inc. Options) 13.3 years 1 Includes capital and operating lease obligations

Appendix Non-GAAP Measures Non-GAAP measures are supplemental metrics designed to enhance our disclosure and to provide additional information that we believe to be important for investors to consider when evaluating our financial performance. These non-GAAP measures should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the Unites States of America (“GAAP”), such as operating or net income (loss) or cash flows from operating activities from continuing operations (as determined in accordance with GAAP). Adjusted Operating Income Before Depreciation, Amortization, Intangible Impairments, and REIT Costs, or Adjusted OIBDA Adjusted OIBDA is defined as operating income before depreciation, amortization, intangible impairments, (gain) loss on disposal/write-down of property, plant and equipment, net, and REIT Costs. These measures are an integral part of the internal reporting system we use to assess and evaluate the operating performance of our business. We use multiples of current or projected Adjusted OIBDA in conjunction with our discounted cash flow models to determine our overall enterprise valuation and to evaluate acquisition targets. We believe Adjusted OIBDA provides our current and potential investors with relevant and useful information regarding our ability to generate cash flow to support business investment. Funds From Operations, or FFO (NAREIT), and FFO (Normalized) FFO is a non-GAAP financial measure commonly used in the REIT industry. FFO is defined by the National Association of Real Estate Investment Trusts (NAREIT) and us as net income excluding gains and losses on the sale or write-down of real estate assets plus depreciation on real estate assets. FFO does not give effect to real estate depreciation and amortization because these amounts are computed, under GAAP, to allocate the cost of a property over its useful life. Because values for well-maintained real estate assets have historically increased or decreased based upon prevailing market conditions, we believe that FFO (Normalized) provides investors with a clearer view of our operating performance. Our most directly comparable GAAP measure to FFO (Normalized) is net income attributable to Iron Mountain. Although NAREIT has published a definition of FFO, modifications to the NAREIT calculation of FFO are common among REITs as companies seek to provide financial measures that most meaningfully reflect their business. Our definition of FFO (Normalized) excludes other items that we believe do not appropriately reflect our underlying operations such as intangible impairment charges, other income and expense (including foreign exchange gains and losses), income and losses from discontinued operations, provision or benefit from deferred taxes and REIT Costs.

Appendix Non-GAAP Measures (continued) Adjusted Funds From Operations, or AFFO AFFO is defined as FFO (Normalized) excluding non-cash rent expense or income, plus depreciation on non-real estate assets, amortization expense (including amortization of deferred financing costs) and non-cash equity compensation expense, less maintenance capital expenditures. We believe AFFO is a useful measure in determining our ability to generate excess cash that may be used for reinvestment in the business, discretionary deployment in investments such as real estate or acquisition opportunities, returning of capital to our stockholders and voluntary prepayments of indebtedness. Adjusted Earnings Per Share, or Adjusted EPS Adjusted EPS is defined as reported earnings per share from continuing operations excluding: (1) (gain) loss on the disposal/write-down of property, plant and equipment, net; (2) intangible impairments; (3) other (income) expense, net; (4) REIT Costs; and (5) the tax impact of reconciling items and discrete tax items. We do not believe these excluded items to be indicative of our ongoing operating results, and they are not considered when we are forecasting our future results. We believe Adjusted EPS is of value to our current and potential investors when comparing our results from past, present and future periods.

Appendix Definitions Business Segments North American Records and Information Management Business (“RIM’)—storage and information management services throughout the United States and Canada, including the storage of paper documents, as well as other media such as microfilm and microfiche, master audio and videotapes, film, X-rays and blueprints, including healthcare information services, vital records services, service and courier operations, and the collection, handling and disposal of sensitive documents for corporate customers ("Records Management"); information destruction services ("Destruction"); DMS; Fulfillment Services; and Intellectual Property Management. North American Data Management Business (“DM”)—the storage and rotation of backup computer media as part of corporate disaster recovery plans throughout the United States and Canada, including service and courier operations ("Data Protection & Recovery"); server and computer backup services; digital content repository systems to house, distribute, and archive key media assets; and storage, safeguarding and electronic or physical delivery of physical media of all types, primarily for entertainment and media industry clients. International Business—storage and information management services throughout Europe, Latin America and Asia Pacific, including Records Management, Data Protection & Recovery, Destruction and DMS. Our European operations provide Records Management, Data Protection & Recovery and DMS throughout Europe, and Destruction services are primarily provided in the United Kingdom and Ireland. Our Latin America operations provide Records Management, Data Protection & Recovery, Destruction and DMS throughout Argentina, Brazil, Chile, Colombia, Mexico and Peru. Our Asia Pacific operations provide Records Management, Data Protection & Recovery, Destruction and DMS throughout Australia, with Records Management and Data Protection & Recovery services also provided in certain cities in India, Singapore, Hong Kong-SAR and China. Corporate and Other—consists of our data center business in the United States, the primary product offering of our Emerging Businesses segment, as well as costs related to executive and staff functions, including finance, human resources and information technology, which benefit the enterprise as a whole. These costs are primarily related to the general management of these functions on a corporate level and the design and development of programs, policies and procedures that are then implemented in the individual segments, with each segment bearing its own cost of implementation. Corporate and Other also includes stock-based employee compensation expense associated with all Employee Stock-Based Awards.

Appendix Definitions (continued) Capacity Measures Building Capacity – The maximum number of cubic feet of records or standard DPUs that can be stored in a given facility. Building Capacity Utilization – The number of cubic feet of records or standard DPUs in storage divided by the Building Capacity. Installed Racking Capacity – The storage capacity of the racking installed in a given facility. Capacity is generally measured in cubic feet or standard DPUs. Installed Racking Capacity Utilization – The number of cubic feet of records or standard DPUs (DPUs) in storage divided by the Installed Racking Capacity. Capital Expenditures – Our business requires significant capital expenditures to support our expected storage rental revenue and service revenue growth and ongoing operations, new products and services and increased profitability. Every year we expend capital to support a number of different objectives. The majority of our capital goes to support business line growth and our ongoing operations. Additionally, we invest capital to acquire or construct real estate. We also expend capital to support the development and improvement of products and services and projects designed to increase our profitability. These expenditures are generally relatively small and discretionary in nature. We categorize our capital expenditures as follows: Real Estate – These capital expenditures include land, buildings (purchased or constructed), building and leasehold improvements, and racking structure systems. Maintenance – These capital expenditures include major repairs to and/or the replacement of existing assets. These expenditures are associated with either Real Estate Assets (as described above) or Non-Real Estate Assets (all other capital assets). Non-Real Estate Assets are primarily associated with our service operations. Other – Other includes all other capital expenditures not classified as Real Estate or Maintenance capital expenditures. Change in Average Monthly Price per Cubic Foot – Calculated as percent change in average price, where: Average Price = Total Storage Billings / Total Cubic Feet Stored

Appendix Definitions (continued) Constant Dollar Growth (C$) – The year-over-year growth rate excluding the impact of changes to foreign currency exchange rates. Customer Volume Retention Rate – One minus the result of dividing the total number of cubic feet of records removed from inventory due to customer terminations in a one-year period by the total number of cubic feet of records in storage at the beginning of the period. DPUs – Data protection units, a unit of measurement specific to our Data Protection storage services. Internal Revenue Growth – Internal revenue growth represents the year-over-year growth rate of revenues excluding the impacts of changes to foreign currency exchange rates, acquisitions and other unusual items. In general, only acquisitions that have been in our results for the full calendar year prior to the quarter of measurement are included in internal revenue growth. Lease Adjusted Leverage Ratio – The calculation for this ratio is EBITDA + Rent Expense divided by net debt including the capitalized value of lease obligations. Net Volume Growth – Defined as new records management storage volume from existing customers, plus volume from new customers and volume from acquisitions, offset by volume related to destructions, permanent withdrawals and customer terminations. Quarterly percentages are calculated by dividing the trailing twelve quarters’ total activity by the ending balance of the same prior-year period. Non-Cash Rent Expense – Calculated as Rent Expense less Cash Paid for Rent. Permanent Withdrawal Rate – Calculated by dividing the total number of cubic feet of records removed from inventory due to permanent withdrawals in a one-year period divided by the total number of cubic feet of records in storage at the beginning of the period. Permanent withdrawals occur when records are permanently removed from inventory by customers for reasons other than the customer terminating its relationship. REIT Costs – Includes costs associated with our 2011 proxy contest, the previous work of the former Strategic Review Special Committee of the board of directors and upfront operating and capital expenses associated with the Company’s conversion to a REIT.

Appendix Definitions (continued) ROIC – Defined as net operating profit after tax (NOPAT) plus depreciation & amortization less non-growth CapEx divided by Average Invested Capital. NOPAT is defined as Adjusted OIBDA less depreciation & amortization, at the structural tax rate of approximately 40% for Enterprise, but varies by region. Average Invested Capital is defined as the average of interest bearing debt plus equity less cash plus accumulated depreciation on racking. Tangible Assets – Includes PP&E, Cash and cash equivalents, Restricted cash, Accounts receivable, deferred income taxes, and prepaid expenses.

Additional Information

As previously disclosed, in connection with the conversion of Iron Mountain Incorporated (“Iron Mountain”) to a real estate investment trust (a “REIT”), and in order to implement customary REIT-related ownership restrictions on its outstanding common stock, Iron Mountain plans to merge with and into a newly formed, wholly-owned Delaware subsidiary (the “Merger Subsidiary”), and Iron Mountain intends to hold a special meeting of stockholders in the second half of 2014, at which stockholders will have the opportunity to vote on such proposed merger (the “Special Meeting”). The Merger Subsidiary expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a definitive proxy statement of Iron Mountain and prospectus of the Merger Subsidiary (when available), that will describe in further detail such proposed merger and the REIT ownership restrictions in connection therewith.

This presentation may be deemed to be solicitation material in respect of the proposed stockholder vote approving the subsidiary merger to implement REIT-related ownership limitations. BEFORE MAKING ANY VOTING DECISION, STOCKHOLDERS OF IRON MOUNTAIN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSAL. The definitive proxy statement/prospectus (when available) will be mailed to stockholders of Iron Mountain. Stockholders will be able to obtain, without charge, a copy of the definitive proxy statement/prospectus (when available) and other documents that Iron Mountain and the Merger Subsidiary file with the SEC from the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus (when available) and other relevant documents will also be available, without charge, by directing a request by mail or telephone to Iron Mountain Incorporated, Attn: Investor Relations, One Federal Street, Boston, Massachusetts 02110, or from Iron Mountain’s website, www.ironmountain.com.

Iron Mountain, the Merger Subsidiary, their respective directors and executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the Special Meeting. Additional information regarding the interests of such potential participants will be included or incorporated by reference in the definitive proxy statement/prospectus (when available).